Exhibit 99.14

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

In March 2020, the World Health Organization declared a COVID-19 pandemic. The pandemic and the measures implemented to deal with it are having significant impacts, in particular on the Québec government’s financial situation. The impacts of COVID-19-related measures for the period from April 1 to November 30, 2020 are presented in Appendix 3. An update of that information will be available at the end of the fiscal year.

The Monthly Report on Financial Transactions at December 31, 2020 will be published on April 9, 2021.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	November			April to November
	2019	2020	Change	2019-2020	2020-2021	Change	Change (%)
Own-source revenue	7 949	8 072	123	60 758	56 556	-4 202	-6.9
Federal transfers	1 969	2 699	730	15 953	18 915	2 962	18.6
Consolidated revenue	9 918	10 771	853	76 711	75 471	-1 240	-1.6
Portfolio expenditures	-8 255	-9 440	-1 185	-65 473	-73 656	-8 183	12.5
Debt service	-624	-650	-26	-5 109	-4 731	378	-7.4
Consolidated expenditure	-8 879	-10 090	-1 211	-70 582	-78 387	-7 805	11.1
SURPLUS (DEFICIT)(2)	1 039	681	-358	6 129	-2 916	-9 045	-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-204	-198	6	-1 618	-1 779	-161	-
BUDGETARY BALANCE(3)	835	483	-352	4 511	-4 695	-9 206	-

Revenue from government enterprises decreased by $496 million (21.5%) to $1.8 billion. The decrease stems principally from Loto-Québec’s results, affected by the temporary closing of casinos, gaming halls, and sales outlets. Moreover, Hydro-Québec observed a drop in electricity consumption in Québec. These decreases are partially offset by an increase in Investissement Québec’s results, mainly as a result of the rise of the fair value of investments.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	November			April to November
	2019	2020	Change	2019-2020	2020-2021	Change	Change (%)
Income and property taxes
Personal income tax	2 681	2 969	288	21 840	21 574	-266	-1.2
Contributions for health services	563	528	-35	4 391	3 948	-443	-10.1
Corporate taxes	648	711	63	5 153	4 419	-734	-14.2
School property tax	125	90	-35	1 044	805	-239	-22.9
Consumption taxes	1 905	2 056	151	15 490	14 825	-665	-4.3
Tax revenue	5 922	6 354	432	47 918	45 571	-2 347	-4.9
Duties and permits	563	508	-55	2 948	2 783	-165	-5.6
Miscellaneous revenue	922	819	-103	7 582	6 388	-1 194	-15.7
Other own-source revenue	1 485	1 327	-158	10 530	9 171	-1 359	-12.9
Total own-source revenue excluding revenue from government enterprises	7 407	7 681	274	58 448	54 742	-3 706	-6.3
Revenue from government enterprises	542	391	-151	2 310	1 814	-496	-21.5
TOTAL	7 949	8 072	123	60 758	56 556	-4 202	-6.9

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	November			April to November
	2019	2020	Change	2019-2020	2020-2021	Change	Change (%)
Equalization	1 094	1 104	10	8 750	8 835	85	1.0
Health transfers	540	568	28	4 322	4 548	226	5.2
Transfers for post-secondary education and other social programs	127	133	6	1 019	1 069	50	4.9
Other programs	208	894	686	1 862	4 463	2 601	139.7
TOTAL	1 969	2 699	730	15 953	18 915	2 962	18.6

CONSOLIDATED EXPENDITURES BY PORTFOLIO(4)
(unaudited data, millions of dollars)
	November				April to November
	2019	(5)	2020	Change	2019-2020	(5)	2020-2021	Change	Change (%)
Éducation et Enseignement supérieur	2 137		2 263	126	15 308		15 573	265	1.7
Santé et Services sociaux	3 667		4 464	797	29 309		34 522	5 213	17.8
Other portfolios(6)	2 451		2 713	262	20 856		23 561	2 705	13.0
Portfolio expenditures	8 255		9 440	1 185	65 473		73 656	8 183	12.5
Debt service	624		650	26	5 109		4 731	-378	-7.4
TOTAL	8 879		10 090	1 211	70 582		78 387	7 805	11.1

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits, and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable.

For the period of April to November 2020, net financial requirements amount to $3.4 billion and are due to:

  the $2.9-billion deficit resulting from the difference between government revenues and expenditures;

  the $2.4-billion financial requirements for investments, loans and advances, due primarily to an increase in loans, especially those granted through support measures for businesses affected by the COVID-19 pandemic, and the growth in the consolidation value of government enterprises;(7)

  the $2.4-billion financial requirements for government capital investments, due to investments of $5.2 billion, partially offset by amortization expenses of $2.8 billion;(7)

  the $2.3-billion financial surplus related to retirement plans and other employee future benefits liabilities, resulting from an increase in these liabilities of $6.5 billion,(7) partially offset by the payment of government employee benefits of $4.3 billion;

  the $2.2-billion financial surplus from other accounts,(8) which results in particular from the receipt in September 2020 of an amount from the federal government for the year 2020-2021 under the Safe Restart Agreement to finance efforts to mitigate the impact of COVID-19 and support safe economic recovery.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to November
	2019-2020	2020-2021
SURPLUS (DEFICIT)(2)	6 129	-2 916
Non-budgetary transactions
Investments, loans and advances	-2 236	-2 418
Capital investments	-2 015	-2 434
Retirement plans and other employee future benefits	2 229	2 255
Other accounts(8)	-19	2 162
Total non-budgetary transactions	-2 041	-435
NET FINANCIAL SURPLUSES (REQUIREMENTS)	4 088	-3 351

CHANGE IN THE BUDGETARY BALANCE IN 2020-2021

Results at November 30, 2020 showed a budgetary deficit of $4.7 billion for the first eight months of the year.

According to the data presented in the Update on Québec’s Economic and Financial Situation of November 2020, a budgetary deficit of $15.0 billion is expected for 2020-2021, before the use of the stabilization reserve.

For the last four months of the fiscal year, that is, from December 2020 to March 2021, the budgetary deficit will come from:

  results excluding initiatives announced since the beginning of the fiscal year, which will increase the deficit by $1.6 billion;

  initiatives announced in the June 2020 snapshot, Québec’s Economic and Financial Situation, of which a balance of $2.0 billion has yet to be recorded;

  initiatives announced in the November 2020 Update on Québec’s Economic and Financial Situation, of which a balance of $2.8 billion has yet to be recorded.

The government has also set up a provision of $4.0 billion to mitigate potential economic risks and fund additional support and recovery measures.

The use of the stabilization reserve will reduce the budgetary deficit to $3.0 billion.

The government’s economic and financial forecasts will be updated in the upcoming budget.

CHANGE IN THE BUDGETARY BALANCE FOR 2020-2021
(millions of dollars)
2020-2021
BUDGETARY BALANCE(3) - MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT NOVEMBER 30, 2020	-4 695
UPCOMING RESULTS FROM DECEMBER 2020 TO MARCH 2021
Results excluding initiatives
- Consolidated revenue	43 383
- Consolidated expenditure	-44 064
- Deposits of dedicated revenues in the Generations Fund	-874
Subtotal	-1 555
Balance of the initiatives in the June 2020 snapshot to be recorded	-1 963
Balance of the initiatives in the November 2020 update to be recorded	-2 787
Provision for economic risks and other support and recovery measures	-4 000
TOTAL UPCOMING RESULTS	-10 305
PROJECTED BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	-15 000
Use of the stabilization reserve	12 009
PROJECTED BUDGETARY BALANCE(9) - NOVEMBER 2020 UPDATE	-2 991

APPENDIX 1: BUDGET FORECASTS - CHANGE SINCE THE MARCH 2020 BUDGET

BUDGET FORECASTS FOR 2020-2021
(millions of dollars)
	March 2020		November 2020
	Budget	Adjustments	update	(10)	Change (%)	(11)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	35 435	-137	35 298		4.4
Contributions for health services	6 896	-515	6 381		-2.1
Corporate taxes	8 530	-863	7 667		-10.9
School property tax	1 349	-192	1 157		-24.8
Consumption taxes	22 961	-2 959	20 002		-6.3
Tax revenue	75 171	-4 666	70 505		-1.8
Duties and permits	4 643	-441	4 202		-7.3
Miscellaneous revenue	10 975	-851	10 124		-7.6
Other own-source revenue	15 618	-1 292	14 326		-7.6
Total own-source revenue excluding revenue from government enterprises	90 789	-5 958	84 831		-2.9
Revenue from government enterprises	4 814	-1 208	3 606		-18.4
Total own-source revenue	95 603	-7 166	88 437		-3.6
Federal transfers	25 692	4 604	30 296		20.1
Total consolidated revenue	121 295	-2 562	118 733		1.5
CONSOLIDATED EXPENDITURE
Éducation et Enseignement supérieur	-25 734	-349	-26 083		6.9
Santé et Services sociaux	-47 760	-4 699	-52 459		16.6
Other portfolios(6)	-36 806	-4 158	-40 964		13.1
Portfolio expenditures	-110 300	-9 207	-119 507		13.1
Debt service	-8 266	693	-7 573		-1.3
Total consolidated expenditure	-118 566	-8 514	-127 080		12.2
Provision for economic risks and other support and recovery measures	-	-4 000	-4 000		-
SURPLUS (DEFICIT)(2)	2 729	-15 076	-12 347		-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-2 729	76	-2 653		-
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	-	-15 000	-15 000		-
Use of the stabilization reserve	-	12 009	12 009		-
BUDGETARY BALANCE(9)	-	-2 991	-2 991		-
Note: Totals may not add due to rounding.

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five public service missions. This breakdown of the government’s expenditures into its main areas of activity is a stable indicator over time because it is usually not influenced by Cabinet shuffles. Moreover, since this breakdown is also used in the Public Accounts, its presentation in the Monthly Report on Financial Transactions allows for a better monitoring of actual results over the course of the year.

The public service missions are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which includes, in particular, last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists mainly of the activities of the legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	November			April to November
	2019	(5)	2020	2019-2020	(5)	2020-2021
Health and Social Services	3 566		4 354	28 617		33 648
Education and Culture	2 227		2 357	15 851		16 255
Economy and Environment	914		1 215	8 365		9 909
Support for Individuals and Families	864		759	7 255		7 640
Administration and Justice	684		755	5 385		6 204
TOTAL	8 255		9 440	65 473		73 656

APPENDIX 3: IMPACTS OF COVID-19 FOR THE PERIOD FROM APRIL 1 TO NOVEMBER 30, 2020

In March 2020, the World Health Organization declared a COVID-19 pandemic. On March 13, 2020, the Québec government declared a health emergency for the entire province. It then undertook to set up a series of public health measures and offer financial support for individuals, businesses and communities, to help them deal with the economic consequences of the crisis.

The initiatives for managing the crisis and restarting the economy outlined in the June 2020 snapshot, Québec’s Economic and Financial Situation, and the November 2020 Update on Québec’s Economic and Financial Situation had significant impacts on the government’s results for the period from April 1 to November 30, 2020. The expenditures presented in this Appendix are included in the government’s monthly results.

The COVID-19 pandemic also had indirect impacts on the financial results at November 30, stemming mainly from confinement measures such as the temporary closing of establishments. That had the effect of reducing own-source revenue and certain expenditures, but cannot be calculated precisely because many factors are involved.

The health and social services sector

The additional expenditures for the health and social services sector stemming from the pandemic are estimated at $5.5 billion for the eight-month period ending November 30, 2020.

PANDEMIC-RELATED HEALTH AND SOCIAL SERVICES EXPENDITURES
FOR THE PERIOD FROM APRIL 1 TO NOVEMBER 30, 2020(1)
(millions of dollars)
Expenditure categories
Remuneration(2)	2 984.5
Operating(3)	864.2
Transfers(4)	350.0
Personal protective equipment(5)	1 260.2
TOTAL	5 458.9

(1)

These are additional pandemic-related expenditures compiled by the health and social services network organizations (see Appendix 3 of the government’s 2019-2020 consolidated financial statements for the complete list) and the Régie de l assurance maladie du Québec for the remuneration category. For the network organizations, the figures are those as at December 5, adjusted pro rata to November 30, 2020. These expenditures do not include the impact of cutting non-priority activities, which has a downward effect on forecast health expenditures for 2020-2021.

(2)

Remuneration includes salaries for full-time staff and management, including bonuses, overtime, benefits and social security charges. Remuneration for handling requests for payment by health professionals to the Régie de l’assurance maladie du Québec for specific COVID-19-related billing ($959.5 million) must be added to the costs incurred by the health and social services network organizations.

(3)	Operating expenditures include the other COVID-19-related direct charges such as costs of materials, supplies, transportation and staff training.
(4)	Transfer expenditures include amounts paid to seniors’ residences and non-agreement private long-term care facilities, support for community organizations and emergency hospital services.
(5)	This information is based on an estimate of consumption by the Ministère de la Santé et des Services sociaux.

Initiatives to support Quebecers, lessen the pandemic’s impact on the economy and restart the economy

For the period from April 1 to November 30, 2020 the government incurred expenditures of $2.4 billion to implement the initiatives to support Quebecers, lessen the pandemic’s impact on the economy and restart the economy outlined in the June 2020 snapshot, Québec’s Economic and Financial Situation, and the November 2020 Update on Québec’s Economic and Financial Situation.

FINANCIAL IMPACT OF THE INITIATIVES TO SUPPORT QUEBECERS AND OUR ECONOMY
(millions of dollars)
	Actual expenditures
	April to November 2020 (8 months)
SUPPORTING QUEBECERS
Incentive Program to Retain Essential Workers (PIRTE)*	198.9
Support for childcare services	97.8
Increase student financial assistance and improving student support services	75.0	(1)
Strengthen the support and safety of students and school staff	75.0	(1)
Moratorium on student loan repayments - Harmonization with the Government of Canada measure*	36.4
Recruitment of farm workers	23.5
Other initiatives	50.1
Subtotal	556.7
MITIGATING THE ECONOMIC IMPACT OF THE PANDEMIC
Specific assistance for public transit bodies	613.7
Support for all municipalities	488.9
Commercial rent assistance*	208.9
Concerted Action Program for Job Retention (PACME)*	125.5
Support the cultural sector	50.0	(1)
Measures for culture and the media	32.7
Other initiatives	53.6	(1)
Subtotal	1 573.3
RESTARTING THE ECONOMY
Help get Quebecers back into the labour market	66.2
OTHER IMPACT
Recoverability risk and forgivable portion of loans / loan guarantees	202.9
TOTAL	2 399.1

*	These initiatives ended on or before November 30, 2020.
(1)	These amounts include in whole or in part expenditures between bodies within the government’s reporting entity that will have an impact on the government’s budgetary balance when the expenditures are realized with bodies outside the government’s reporting entity.

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e. that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the financing of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Notes

(1)	A summary of the government’s accounting policies can be found on pages 82 to 85 of Volume 1 of the Public Accounts 2019-2020.
(2)	Balance as defined in the Public Accounts.
(3)	Budgetary balance within the meaning of the Balanced Budget Act.
(4)	Consolidated expenditures by mission are presented in Appendix 2.
(5)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2020-2021 budgetary structure.
(6)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(7)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(8)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(9)	Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve.
(10)

The presentation of the budgetary information in this monthly report is consistent with that of the financial framework as published in the Update on Québec’s Economic and Financial Situation - Fall 2020.

(11)	This is the annual change compared to preliminary results in 2019-2020.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.